Exhibit 3.1

CITRINE GLOBAL, CORP.

CERTIFICATE OF ELIMINATION

OF

CERTIFICATE OF DESIGNATION OF PREFERENCES, RIGHTS AND LIMITATIONS

OF

SERIES A CONVERTIBLE PREFERRED STOCK

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Citrine Global, Corp., a corporation organized and existing under the laws of the State of Delaware, in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

FIRST: That at a meeting of the Board of Directors of the Corporation, the following resolutions were duly adopted setting forth the proposed elimination of the Series A Convertible Preferred Stock as set forth herein:

RESOLVED that no shares of Series A Convertible Preferred Stock are outstanding, and none will be issued; and

FURTHER RESOLVED, that a Certificate of Elimination be executed, which shall have the effect when filed in the office of the State of Delaware of eliminating from the Certificate of Incorporation all references to the designation of Series A Convertible Preferred Stock.

SECOND: That the Certificate of Designation of Preferences, Rights and Limitations with respect to the Series A Convertible Preferred Stock was filed in the office of the Secretary of State of Delaware on August 20, 2019. None of the authorized shares of the Series A Convertible Preferred Stock are outstanding and none will be issued.

THIRD: That in accordance with the provisions of Section 151 of the DGCL, the Certificate of Incorporation is hereby amended to eliminate all reference to the designation of Series A Convertible Preferred Stock.

IN WITNESS WHEREOF, Citrine Global, Corp. has caused this certificate to be signed by Ora Elharar Soffer, its Chairperson of the Board of Directors and CEO, this 12th day of November 2020.

/s/ Ora Elharar Soffer
Name:	Ora Elharar Soffer
Title:	Chairperson of the Board of Directors and CEO